Exhibit (a)(1)(H)

ARMOR TPG HOLDINGS COMPLETES MANDATORY TENDER OFFER

FOR SHARES OF ARMSTRONG WORLD INDUSTRIES, INC.

Fort Worth, TX, October 2, 2009 – Armor TPG Holdings LLC (Armor TPG), a company owned by private equity funds affiliated with TPG Capital, announced today the completion of the tender offer to purchase up to 4,435,935 shares of common stock of Armstrong World Industries, Inc. (NYSE: AWI). The tender offer expired at 12:00 midnight, New York City time, at the end of Thursday, October 1, 2009.

The offer was made in order to comply with certain requirements in AWI’s governing documents, following Armor TPG’s acquisition of seven million shares of AWI’s common stock and an economic interest in approximately 1 million additional shares of AWI’s common stock from the Armstrong World Industries, Inc. Asbestos Personal Injury Settlement Trust on August 28, 2009. In the tender offer documents, Armor TPG cautioned shareholders considering tendering shares that they might be able to obtain a higher price by selling shares in the open market rather than pursuant to the offer.

The depositary for the tender offer has advised Armor TPG that shareholders of AWI have tendered and not withdrawn a total of 1,149 shares of AWI common stock, which shares have been accepted for payment by Armor TPG. Following the tender offer, Armor TPG continues to directly own approximately 12.2% percent of the 57,347,726 shares of AWI outstanding as of September 1, 2009.

About TPG Capital

TPG Capital is the global buyout group of TPG, a leading private investment firm founded in 1992 with approximately $45 billion of assets under management and offices in San Francisco, London, Hong Kong, New York, Fort Worth, Washington, D.C., Melbourne, Moscow, Mumbai, Paris, Luxembourg, Beijing, Shanghai, Singapore and Tokyo. TPG Capital has extensive experience with global public and private investments executed through leveraged buyouts, recapitalizations, spinouts, joint ventures and restructurings. TPG Capital’s investments span a variety of industries including industrials, retail, consumer, financial services, travel and entertainment, technology, media and communications, and healthcare. Please visit www.tpg.com.

Contact:

For TPG Capital:	Kristin Celauro
Owen Blicksilver Public Relations, Inc.
732-291-5456